Dorato Resources Inc.

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August 30, 2010

NR10-18 Continued

#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-638-5817 Facsimile: 604-408-7499

NEWS RELEASE

NR10-18

August 30, 2010

Dorato Receives Positive Results from Initial Metallurgical Testing

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt: D05, OTCQX: DRIFF) is pleased to announce that it has received positive initial metallurgical results from Minera Afrodita for the Taricori Gold Zone within the Cordillera del Condor project in northwest Peru.  Initial results suggest that greater than 90% of gold can be recovered via standard flotation techniques.  The gold at Taricori appears to be sulphide free-milling, non-refractory mineralization.  Dorato has a right to acquire 100% of Minera Afrodita.

Composite channel samples collected from underground adits were submitted for bench scale laboratory batch flotation analysis, and leach testing at SGS Laboratories in Santiago, Chile. The composite sample assayed as 11.86 g/t gold, 185 g/t silver, 8.01% zinc, 0.54% lead and 0.22% copper.  Preliminary flotation test work was performed using three separate reagent formulas typical of conventional base metal flotation separation and was designed to separate copper-lead mineralization from the zinc mineralization.

Test work indicates that the mineralization separates relatively easily into a bulk rougher concentrate containing the copper and lead, and the majority of the gold and silver. The silver and gold recoveries to the rougher copper-lead concentrate range between 60% and 80% respectively in the preferred reagent (average gold recovery from 5 reagent tests is 83.5%). The zinc flotation recovered from the remaining mineralisation yielding recoveries of approximately 10% and 20% for gold and silver respectively; to the zinc concentrate (average gold recovery from 5 reagents was 14.0%).  Together, in excess of 90% of the gold can be recovered via flotation from two concentrates.  Critically, the gold at Taricori appears to be sulphide free-milling, non-refractory mineralization.

These early-stage results are extremely encouraging and indicate that gold mineralization is responsive to conventional metallurgical recovery techniques – results were sufficiently high that planned cyanide leaching tests of the tailing were cancelled (as less than 10% of the gold reported to the tails).  At an appropriate stage, additional metallurgical testing will be ongoing in order to optimise the recovery process, and maximise the potential Net Smelter Return of any prospective future operations.

Cordillera del Condor Background

The Cordillera del Condor District has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times.  On the Ecuador side of the border historical small-scale but high-grade gold production is reported to have exceeded 100,000 ozs. per year.

Modern exploration on the Ecuadorian side of the border has recently resulted in the discovery of multiple world-class gold and base metal-bearing deposits, such as Kinross Gold Corp’s Fruta del Norte Gold deposit (inferred resources of 13.6 million contained ounces gold at 7.23 g/t gold), Corriente Resources Inc.’s Mirador Copper-Gold porphyry deposit (measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold, and inferred resources of 235 million tonnes at 0.52% copper, 0.17 g/t gold) and the Mirador Norte Copper-Gold porphyry deposit (171 million indicated tonnes at 0.51% copper, 0.09 g/t gold plus 46 million inferred tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc’s Jerusalem Gold deposit in the Chinapintza district (measured & indicated resources of  0.58 million ounces gold at 12.4 g/t gold plus an inferred resource of  0.71 million ounces at 11.5 g/t gold).  The technical information with respect to the above deposits was obtained through the respective company’s public disclosure documents available on SEDAR.

Qualified Person

EurGeol Keith J. Henderson, P.Geo. Dorato’s President and CEO and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this news release.  Mr. Henderson is not independent of the Company as he is an officer and a director.

Metallurgical testing was undertaken by SGS Laboratories in Santiago, Chile.  The work was supervised by Holland and Holland in the United Kingdom.

About Dorato Resources Inc.

Dorato Resources Inc. is mineral exploration company focused on the highly prospective Cordillera del Condor Gold District in northern Peru and adjacent to the border with Ecuador – one of the most important gold-bearing districts in the region since pre-Incan times.  Dorato, through a series of option agreements, has the right to wholly acquire an extensive land package of approximately 1,050-square-kilometres – providing the Company with the largest land position in the Cordillera del Condor and a highly strategic position in this emergent gold district.  Dorato is well funded and possesses experienced management with a proven track record.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson”
President and CEO

For further information please contact:

Steve Stakiw, Manager – Corporate Communications

Michael Pound, Manager – Investor Relations

Email: info@doratoresources.com  / Phone: 604-638-5817 /  Fax: (604) 408-7499

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Statement

This press release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within the meaning of the British Columbia Securities Act and the Alberta Securities Act. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking information. By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking information. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts are forward-looking information that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward-looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made. All of the Company’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Company’s mineral properties. The foregoing commentary is based on the beliefs, expectations and opinions of management on the date the statements are made. The Company disclaims any intention or obligation to update or revise forward-looking information, whether as a result of new information, future events or otherwise.